Exhibit 99.1

NuRAN Wireless Files Final Base Shelf Prospectus and Receives Final Receipt

Quebec City, QC, Canada, August 25, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (Nasdaq: NUR) (CSE: NUR) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce that it has filed a final short form base shelf prospectus dated August 21, 2026 (the “Shelf Prospectus”) and has received a final receipt for the Shelf Prospectus from the applicable Canadian securities regulatory authorities. A corresponding registration statement on Form F-10 has been filed with the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended, and the U.S./Canada Multijurisdictional Disclosure System (the “Registration Statement”). The Company has requested that the Registration Statement become effective on or before 4:30 p.m. (EST) on August 26, 2026.

Securities may be offered under the Shelf Prospectus (and corresponding Registration Statement) separately or together, offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and, subject to applicable regulations, may include public offerings, strategic investments or “at-the-market distributions” (as defined in NI 44-102 Shelf Distributions and Rule 415 of the United States Securities Act of 1933, as amended). The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a prospectus supplement to the Shelf Prospectus pertaining to such offering to be filed with applicable securities regulatory authorities.

The filing of the Shelf Prospectus and receipt of the final receipt represent an important milestone in the Company’s broader North American capital markets strategy, including its previously announced listing of its common shares on the Nasdaq Capital Market. The Company believes that the Shelf Prospectus provides increased financial flexibility as it continues to advance its business operations, expand its visibility among U.S. institutional and retail investors and position itself to access deeper and more diversified capital markets.

Unless otherwise specified in an applicable prospectus supplement, the Company currently intends to use the net proceeds from any offering under the Shelf Prospectus to permit the construction and commissioning of more than 2,000 additional telecommunications infrastructure sites, operating expenditures required to support the deployment program, including country operations, technical personnel, financial management functions, mobile network operator relationship management and related working capital requirements.

The filing of the Shelf Prospectus does not obligate the Company to undertake an offering, and no securities are being offered at this time. The securities, amounts, prices, and other terms of any future offering under the Shelf Prospectus, together with the proposed use of proceeds, will be established in a prospectus supplement filed in connection with such offering.

Copies of the Shelf Prospectus and Registration Statement may be obtained on request without charge from the Company at 2150 Cyrille-Duquet, suite 100, Quebec, QC G1N 1G3, Canada, and can be found under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, not will there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any offering of securities under the Shelf Prospectus will be made only pursuant to an applicable prospectus supplement and in accordance with applicable securities law.

About NuRAN Wireless

NuRAN Wireless (Nasdaq: NUR) (CSE: NUR) (FSE: 1RN) is a fast-growing, mission-driven rural telecommunications company dedicated to delivering affordable 2G, 3G, and 4G wireless connectivity to remote and underserved communities worldwide. Through its scalable Network-as-a-Service (NaaS) model, NuRAN has deployed networks serving more than one billion people who lack reliable connectivity, driving economic development, digital inclusion, and social transformation across Africa and beyond. Bridging the Digital Divide, One Connection at a Time.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and include, but are not limited to, statements regarding: the continued effectiveness of the Shelf Prospectus and Registration Statement; the ability of the Company to offer and issue Securities under the Shelf Prospectus and Registration Statement during the period that the Shelf Prospectus remains effective; the types, amounts, prices and terms of any Securities that may be offered, if any; the filing of one or more prospectus supplements in connection with any such offering; the potential completion of public offerings, strategic investments or at-the-market distributions; the Company’s ability to access capital markets if and when required; the expected flexibility and efficiency provided by the Shelf Prospectus and Registration Statement, and the Company’s business strategy, growth objectives and ability to expand its NaaS operations.

Forward-looking statements are often, but not always, identified by words or phrases such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” and similar words and phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would” or “will” occur or be achieved. These forward-looking statements are based on the Company’s current expectations, estimates, forecasts, assumptions and beliefs as of the date of this news release, including, without limitation, assumptions regarding: the continued effectiveness of the Shelf Prospectus and Registration Statement; the Company’s ability to complete one or more future offerings of Securities on acceptable terms or at all; the availability of capital and market conditions at the time of any potential offering; the Company’s intended use of proceeds from any future offering; the Company’s ability to obtain and maintain all required regulatory, stock exchange and other approvals; the Company’s ability to construct new sites as currently contemplated; the availability of personnel, contractors, equipment, supplies and services; foreign exchange rates; general business, economic, financial market, regulatory and political conditions; and the absence of material adverse changes affecting the Company, its business or the jurisdictions and/or markets in which it operates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or developments to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: no assurance that any Securities will be offered or sold under the Shelf Prospectus or Registration Statement; the possibility that the Company may not be able to raise additional capital on acceptable terms or at all; dilution and other risks associated with future financings; risks related to changes in market conditions, investor demand, equity prices, interest rates, currency exchange rates and general economic conditions; risks related to permitting, regulatory approvals and changes in laws; risks related to the availability and cost of labour, contractors, equipment, supplies and services; operational, health, safety and environmental risks; risks associated with operations in Africa, including political, currency, counterparty and infrastructure risks; and the other risk factors described in the Company’s continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although the Company believes that the assumptions and factors used in preparing the forward-looking statements in this news release are reasonable as of the date hereof, undue reliance should not be placed on such statements, which speak only as of the date of this news release. Forward-looking statements are not guarantees of future performance, and actual results, events or developments may differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update or revise any forward-looking statements, express or implied, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.